FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Press Release

SANTANDER SANTIAGO ANTICIPATES AND CONCLUDES
THE NEGOTIATION OF A NEW COLLECTIVE BARGAINING
AGREEMENT

•	This agreement is the result of an excellent collective bargaining process that was successfully negotiated with all the Bank’s unions.

•	The agreement considers a 5% increase in wages for gross monthly wages of Ch$800,000 or less.

Santiago, November 16, 2006.- “Banco Santander Santiago will pay its employees up to US$25 million in end of negotiation bonuses as part of the benefits accorded in the new collective bargaining agreement signed on Friday November 10” stated José Manuel Manzano, Director of Human Resources.

The benefits accorded in this negotiation include the payment to employees hired before May 1, 2006 of a one-time bonus of Ch$ 1,500,000 (US$2,830) for employees with gross monthly wage of Ch$1,000,000 (US$1,887) or less and a bonus of Ch$1,000,000 (US$1,887) for employees with gross monthly income between Ch$1,000,001 (US$1,887) and Ch$1,500,000 (US$2,830).

The main benefits of this agreement, which comes into effect in March 2007, includes: (i) a 5% wage increase for gross monthly wages of Ch$800,000 or less (as of May 2007), (ii) an increase in the scholarship fund for children of employees to Ch$150 million (US$2.8 million) per year, (iii) an increase in scholarships available for employees to Ch$75 million (US$1.4 million) per year, (iv) extra sick days, (v) an increase from 6 to 8 the number of student that will receive Ch$600,000 (US$1,132) for exceptional results on college entrance examinations, among other benefits.

At the same time a one-time years of service bonus of between Ch$300,000 (US$566) to Ch$1,500,000 (US$2,830) will be paid, depending on years of service and wage level.

According to José Manual Manzano, Director of Human Resources “this agreement was the result of the teamwork of a technical task force, reflects excellent labor relations and Santander Santiago’s constant preoccupation with the well-being of its employees.”

At the same time, Walter Figueroa, President of the Federation of Banco Santander Santiago’s Unions indicated that the new agreement signed with management improves workers’ benefits and “is the best collective bargaining agreement in the financial system”

1
Comunicaciones Corporativas Banco Santander Santiago
Bandera 140, piso 19. Teléfono 320 8090. Santiago. Chile

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: November 21, 2006	By:	/s/ Gonzalo Romero

	Name:	Gonzalo Romero
	Title:	General Counsel